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                               November 30, 2020

       Chris Ehrlich
       Chief Executive Officer
       Locust Walk Acquisition Corp.
       c/o Ledgewood PC
       Two Commerce Square
       2001 Market Street, Suite 3400
       Philadelphia, PA 19103

                                                        Re: Locust Walk
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
3, 2020
                                                            CIK No. 0001828522

       Dear Mr. Ehrlich:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted November 3, 2020

       Dilution, page 64

   1. Please revise your dilution disclosure to include the dilution to investors in this offering assuming the
underwriters    over-allotment option is exercised in full.
 Chris Ehrlich
Locust Walk Acquisition Corp.
November 30, 2020
Page 2

       You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Joel Parker at 202-551-3651 with any other questions.



                                                          Sincerely,
FirstName LastNameChris Ehrlich
                                                          Division of
Corporation Finance
Comapany NameLocust Walk Acquisition Corp.
                                                          Office of Real Estate
& Construction
November 30, 2020 Page 2
cc:       Mark E. Rosenstein, Esq.
FirstName LastName